PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(3)
(to prospectus dated May 21, 2008 and the prospectus supplements dated July 15, 2008, August 29, 2008 and September 10, 2008)	Registration No. 333-150655

BIOMET INC.

$775,000,000 10% Senior Notes due 2017

$775,000,000 10 3/8%/11 1/8% Senior Toggle Notes due 2017

$1,015,000,000 11 5/8% Senior Subordinated Notes due 2017

This prospectus supplement updates and supplements the prospectus dated May 21, 2007 and the prospectus supplements dated July 15, 2008, August 29, 2008, and September 10, 2008.

See “Risk Factors” beginning on page 15 of the prospectus for a discussion of certain risks that you should consider before investing in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus supplement and the accompanying prospectus have been prepared for and may be used by Goldman, Sachs & Co. and any affiliates of Goldman, Sachs & Co. in connection with offers and sales of the notes related to market-making transactions in the notes effected from time to time. Goldman, Sachs & Co. or its affiliates may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agents for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any proceeds from such sales.

The date of this prospectus supplement is October 10, 2008.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any person to provide you with any information or represent anything about us or this offering that is not contained in this prospectus supplement and the accompanying prospectus. If given or made, any such other information or representation should not be relied upon as having been authorized by us. This prospectus supplement and the accompanying prospectus does not offer to sell nor ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. You should not assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front cover of this prospectus supplement and the accompanying prospectus or the date of any document incorporated by reference herein.

Biomet, Inc. announced today financial results for its first fiscal quarter ended August 31, 2008.

•	Net sales increased 13% (9% constant currency) to $607 million
•	Worldwide knee sales increased 20% (16% constant currency)
•	Worldwide hip sales increased 18% (13% constant currency)

During the first quarter of fiscal year 2009, net sales increased 13% to $607.0 million from $537.3 million for the “combined” period last year. U.S. sales increased 9% to $368.4 million during the quarter; Europe sales increased 19% to $169.4 million; and sales for International (which primarily includes Canada, South America, Mexico and the Pacific Rim) increased 20% to $69.2 million.

On a reported basis, operating income for the first quarter of fiscal year 2009 was $57.0 million, compared to an operating loss of $539.3 million for last year’s “combined” period.

Net interest expense for the first quarter of fiscal year 2009 was $141.1 million compared to $80.7 million in the “combined” period last year.

First Quarter Sales Performance

	Worldwide Reported Quarter 1 - 2009	Worldwide Reported Growth%	Worldwide CC Growth%	United States Growth%
Reconstructive	$449.3	16%	12%	13%
Knees		20%	16%	16%
Hips		18%	13%	14%
Dental		5%	-1%	-7%
Other		15%	10%	14%
Fixation	60.2	3%	1%	-6%
Spine	51.3	-4%	-6%	2%
Other	46.2	19%	16%	20%

Total Sales	$607.0	13%	9%	9%

During the first quarter, the Oxford® Partial Knee System and both primary and revision components of the Vanguard™ Complete Knee System continued to drive knee sales growth. The Oxford® System remains the only free-floating mobile-bearing partial knee approved by the U.S. Food and Drug Administration. The Vanguard™ Knee offers complete component interchangeability, allows for sizing of the femur and tibia independently, and offers implant combinations than any other knee system available.

Numerous products contributed to the strong first quarter growth in hip sales, including the conventional and Microplasty™ versions of the Taperloc® Hip Stem, the M2a-Magnum™ Acetabular System, E-Poly™ Acetabular Liners, and the Regenerex® Ringloc®+ Modular Acetabular System, in addition to European sales of the Aura® Hip Stem and the Exceed ABT™ (Advanced Bearing Technologies) Acetabular System.

Worldwide dental reconstructive device sales during the first quarter of fiscal year 2009 increased 5%, coming off of a very strong fourth quarter of fiscal year 2008.

The craniomaxillofacial fixation and internal fixation product categories reported double-digit growth during the first quarter, while electrical stimulation and external fixation sales decreased. U.S. spine sales growth was assisted by mid single-digit growth in domestic sales of spinal implants and orthobiologics for the spine. In the other products category, sales of softgoods and bracing products decreased during the first quarter of fiscal year 2009, while sports medicine devices experienced strong demand.

All trademarks herein are the property of Biomet, Inc. or its subsidiaries unless otherwise indicated.

Financial Schedule Presentation

The Company’s unaudited condensed consolidated financial statements as of and for the three months ended August 31, 2008 and for the periods June 1 to July 11, 2007 (Predecessor) and July 12 to August 31, 2007 (Successor) and other financial data included in this prospectus supplement have been prepared in a manner that complies, in all material respects, with generally accepted accounting principles in the United States and reflects certain purchase accounting adjustments related to the Merger.

In this prospectus supplement, the June 1 to July 11, 2007 (Predecessor) and July 12 to August 31, 2007 (Successor) periods have been combined and are referred to as “combined”. The combined presentation does not comply with U.S. GAAP, but is presented because we believe it provides the most meaningful comparison of our results. The results of the Successor are not comparable to the results of the Predecessor due to the difference in basis of presentation of purchase accounting as compared to historical cost.

The Transaction

Biomet Inc. finalized the merger with LVB Acquisition Merger Sub, Inc., a wholly-owned subsidiary of LVB Acquisition, Inc. on September 25, 2007. LVB Acquisition, Inc. is indirectly owned by investment partnerships directly or indirectly advised or managed by The Blackstone Group L.P., Goldman Sachs & Co., Kohlberg Kravis Roberts & Co. L.P. and TPG Capital.

Forward-Looking Statements

The is press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Those statements are often indicated by the use of words such as “will,” “intend,” “anticipate,” “estimate,” “expect,” “plan” and similar expressions. Forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from those contemplated by the forward looking statements due to, among others, the following factors: the results of ongoing investigations by the United States Department of Justice; the ability to successfully implement new technologies; the Company’s ability to sustain sales and earnings growth; the Company’s success in achieving timely approval or clearance of its products with domestic and foreign regulatory entities; the stability of certain foreign economic markets; the impact of anticipated changes in the musculoskeletal industry and the ability of the Company to react to and capitalize on those changes; the ability of the Company to successfully implement its desired organizational changes; the impact of the Company’s managerial changes; and other factors set forth in the Company’s filings with the SEC, including the Company’s most recent annual report on Form 10-K (as amended) and quarterly reports on Form 10-Q. Although the Company believes that the assumptions on which the forward-looking statements contained herein are based are reasonable, any of those assumptions could prove to be inaccurate given the inherent uncertainties as to the occurrence or non-occurrence of future events. There can be no assurance as to the accuracy of forward-looking statements contained in this press release. The inclusion of a forward-looking statement herein should not be regarded as a representation by the Company that the Company’s objectives will be achieved. The Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements which speak only as of the date on which they were made.

Biomet, Inc. As Reported Consolidated Statements of Operations (In millions, unaudited)
	(Successor) Three Months Ended August 31, 2008	(Successor) Period from July 12, 2007 to August 31, 2007	(Predecessor) Period from June 1, 2007 to July 11, 2007
Net sales	$607.0	$288.6	$248.8
Cost of sales	181.5	106.8	102.3

Gross profit	425.5	181.8	146.5
Gross profit percentage	70.1%	63.0%	58.9%
Selling, general and administrative	253.5	187.3	194.2
Research and development	23.5	13.6	34.0
In-process research and development	—	392.8	—
Amortization	91.5	45.2	0.5

Operating income (loss)	57.0	(457.1)	(82.2)
Percentage of Sales	9.4%	-158.4%	-33.0%
Other income (expense), net	(9.0)	5.4	0.6
Interest expense, net	(141.1)	(80.4)	(0.3)

Income (loss) before income taxes	(93.1)	(532.1)	(81.9)
Income taxes	(33.2)	(49.9)	(27.3)

Tax rate	35.7%	9.4%	33.3%
Net income (loss)	$(59.9)	$(482.2)	$(54.6)

Percentage of Sales	-9.9%	-167.1%	-21.9%

Biomet, Inc.
Balance Sheet
(In millions, unaudited)

	August 31, 2008	May 31, 2008
Assets
Cash and cash equivalents	$143.4	$127.6
Accounts receivable, net	469.0	486.2
Income tax receivable	48.8	48.8
Inventories	545.0	539.7
Current deferred income taxes	96.2	100.7
Prepaids and other current assets	39.9	46.7
Property, plant and equipment, net	628.9	640.9
Investments	38.7	41.3
Intangible assets, net	6,009.2	6,208.2
Goodwill	5,320.1	5,422.8
Other assets	158.5	118.9

Total Assets	$13,497.7	$13,781.8

Liabilities and Stockholders’ Equity
Current liabilities	$377.2	$408.2
Accrued Interest	149.3	80.9
Short-term borrowings	77.4	75.4
Long-term debt	6,139.8	6,225.4
Deferred income taxes	2,064.9	2,112.5
Other Long-term liabilities	40.0	43.1
Stockholders’ equity	4,649.1	4,836.3

Total Liabilities and Stockholders’ Equity	$13,497.7	$13,781.8

Biomet, Inc.
Preliminary Consolidated Statements of Cash Flows
(In millions, unaudited)
	(Successor) Three Months Ended August 31, 2008	(Successor) Period from July 12, 2007 to August 31, 2007	(Predecessor) Period from June 1, 2007 to July 11, 2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(59.9)	$(482.2)	$(54.6)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation and amortization	131.4	68.5	9.3
Amortization of deferred financing costs	2.8	—	—
In-process research and development charge	—	392.8	—
Stock based compensation expense	7.2	—	—
Inventory step-up related to merger	—	28.9	—
Provision for accounts receivable	5.9	—	—
Loss (gain) and impairment on investments, net	2.9	—	(7.0)
Provision for inventory obsolescence	8.2	—	—
Deferred income taxes	(31.6)	(89.2)	76.7
Excess tax benefit from exercise of stock options	—	—	(3.9)
Other	0.7	—	—
Changes in operating assets and liabilities, net of effects from acquisition:
Accounts receivable	(1.4)	30.7	5.8
Inventories	(26.6)	(10.0)	(12.0)
Prepaid expenses	6.0	79.7	—
Accounts payable	(17.7)	4.9	(1.6)
Accrued (refundable) income taxes	(8.2)	4.5	—
Accrued interest	68.8	41.7	—
Share-based compensation accrual related to Merger	—	(103.0)	112.8
Other	(22.6)	63.0	(66.1)

Net cash provided by operating activities	65.9	30.3	59.4

CASH FLOWS FROM INVESTING ACTIVITIES:
Net proceeds from sale and purchase of investments	—	125.0	42.8
Capital expenditures	(41.0)	(37.7)	(22.0)
Acquisitions, net of cash acquired	(2.0)	—	(9.8)
Acquisition of Biomet, Inc.	—	(9,568.5)	—

Net cash provided by (used in) investing activities	(43.0)	(9,481.2)	11.0

CASH FLOWS FROM FINANCING ACTIVITIES:
Debt:
Proceeds (payments) under amended revolving credit agreement	3.2	(39.6)	0.2
Payments under senior secured credit facility	(9.3)	—	—
Proceeds from long-term debt—merger	—	4,181.0	—
Payment of deferred financing costs	—	(87.1)	—
Equity:
Capital contributions	0.2	5,387.5	—
Purchase of common shares	(0.2)	—	(2.8)
Excess tax benefit from exercise of stock options	—	—	3.9

Net cash provided by (used in) financing activities	(6.1)	9,441.8	1.3

Effect of exchange rate changes on cash	(1.0)	—	0.1

Increase (decrease) in cash and cash equivalents	15.8	(9.1)	71.8
Cash and cash equivalents, beginning of period	127.6	176.9	105.1

Cash and cash equivalents, end of period	$143.4	$167.8	$176.9